

September 21, 2022

Victor Grifols Deu
Director and Co-Chief Executive Officer
Grifols, S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat dal Valles 08174
Barcelona, Spain

   Re: Grifols, S.A.
     Form 20-F for the Fiscal Year Ended December 31, 2021
     Filed April 29, 2022
     Form 6-K filed July 28, 2022
     File No. 001-35193

Dear Mr. Grifols Deu:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2021

Notes to the Consolidated Financial Statements
(2) Basis of Presentation, page F-13

1. On page 101, you state that the sale of a minority equity interest in the Biomat Group to the GIC Investor, originally recorded as equity in your financial statements furnished with Form 6-K on February 28, 2022, was restated as debt for the year ended December 31, 2021. Please explain your basis for omitting disclosure required by IAS 8 supporting this restatement that you previously had included in Note 2 to the 2021 consolidated annual accounts, as re-authorized for issue by your Board of Directors on April 28, 2022 and filed with the Comision Nacional del Mercado de Valores.

Form 6-K filed July 28, 2022

Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2022
Notes to the Condensed Consolidated Interim Financial Statements
Note 3(e) Changes in the composition of the Group - Access Biologicals, Inc., page 9

2.   With respect to the exercise of your call option to acquire the remaining 51% of Access Biologicals on April 25, 2022, provide us a detailed analysis of how you calculated goodwill of €245.5 million and the gain of €73 million. In your analysis, include reference to how you considered paragraphs 19, 32, and 41-42 of IFRS 3 and paragraphs 22-23 of IAS 28. In addition, explain how you determined the fair value attributed to the previously-held investment and why this 49% ownership interest acquired in the first share purchase (valued at €81.24 million) was valued at 4.35 times the 51% ownership interest acquired in the second share purchase (valued at €18.64 million).

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences